PRESS RELEASE

Banro and Gold Holding Sign Definitive Agreement
for US$41 Million Gold Sale Transaction

Toronto, Canada – November 4, 2014 –Banro Corporation ("Banro") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to announce, further to Banro’s October 15, 2014 and August 18, 2014 press releases, the signing of the definitive agreement with Gold Holding Ltd. (“Gold Holding”) for the US$41 million gold sale transaction relating to the Twangiza mine. This transaction, which is expected to close within the next few weeks, involves the prepayment by Gold Holding of US$41 million for its purchase of 40,500 ounces of gold (amended from 40,000 ounces of gold) from the Twangiza mine, with the gold deliverable over four years, at 10,125 ounces per year. The contemplated US$80 million gold sale transaction with Gold Holding relating to the Namoya mine, as referred to in Banro’s October 15, 2014 and August 18, 2014 press releases, is anticipated to close before the end of this calendar year subject to finalizing the definitive agreement with Gold Holding. Reference is made to the said press releases for additional information with respect to both the Twangiza and Namoya transactions.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the Twangiza and Namoya gold sale transactions with Gold Holding (the “Gold Sale Transactions”), future gold production and the anticipated effect of the Gold Sale Transactions on the Company’s operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to enter into definitive documentation in respect of, or complete, the Namoya Gold Sale Transaction; failure to complete the Twangiza Gold Sale Transaction; the need to satisfy legal requirements and other conditions to closing with respect to the Gold Sale Transactions; the fact that Gold Holding’s commitment with respect to the Namoya Gold Sale Transaction is non-binding and that Gold Holding’s continued cooperation will be necessary to complete the Namoya Gold Sale Transaction; the possibility that the completion of the Gold Sale Transactions may be delayed, or that the amount or terms of the Namoya Gold Sale Transaction may be renegotiated; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; the possibility of accidents, equipment breakdowns or other events resulting in interruptions in production; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit the Banro website at www.banro.com, or contact:

Naomi Nemeth, Banro Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, IR@banro.com, and follow Banro on Twitter @banrocorp.